Exhibit 99.1

Consolidated Financial Statements & Notes

These Financial Statements and Notes for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2012, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2011. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. Non-GAAP Financial Measures and disclosure regarding use of BOE Equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standards.

Further information regarding Compton, including the Annual Information Form for the year ended December 31, 2010 can be accessed under the Corporation’s public filings found on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and on the Corporation’s website at www.comptonpetroleum.com.

Amounts presented in these financial statements and notes are stated in thousands (000’s) of dollars except per share and boe amounts, unless otherwise stated. This document is dated as at May 10, 2012.

COMPTON PETROLEUM CORPORATION

Compton Petroleum Corporation

Consolidated Balance Sheets

Unaudited (000’s)

as at	note	March 31, 2012	December 31, 2011
Assets
Current assets:
Trade and other accounts receivable		$15,882	$19,204
Risk management	14(b)	4,351	3,498
Other current assets	16	5,154	5,360
		25,387	28,062

Non-current assets:
Development and production	3	533,262	577,776
Exploration and evaluation	4	63,893	65,455
Other long term assets	16	2,015	2,015

Total assets		$624,557	$673,308

Liabilities
Current liabilities:
Trade and other accounts payable		$32,090	$41,634
Credit facility	5	125,199	-
Risk management	14(b)	212	4
MPP term financing	6	10,629	10,841
		168,130	52,479

Non-current liabilities:
Credit facility	5	-	112,608
Risk management	14(b)	160	4
MPP term financing	6	18,530	20,528
Provisions	8	157,068	162,948
Deferred income taxes		2,906	2,906

Total liabilities		346,794	351,473

Equity
Share capital	9(b)	308,131	308,131
Share purchase warrants	9(c)	18,455	18,455
Other reserves		247	58
Retained earnings (deficit)		(51,500)	(5,888)
Non-controlling interest	6	2,430	1,079

Total equity		277,763	321,835

Total liabilities and equity		$624,557	$673,308

Basis of presentation and going concern, note 1

Commitments and contingent liabilities, note 17

see accompanying notes to the consolidated interim financial statements

On behalf of the Board
/s/ A. Loader, MA	/s/ Glen Roane, MBA, ICD.D
Director	Director
2

Compton Petroleum Corporation

Consolidated Interim Statements of Operations and Comprehensive Earnings (Loss)

Unaudited (000’s, except per share amounts)

three months ended March 31	note	2012	2011

Revenue, net of royalties	15	$24,975	$35,649

Expenses
Operating		11,022	11,644
Transportation		1,432	1,317
Administrative		3,957	4,800
Royalty obligations	15	3,133	4,051
Depletion and depreciation		13,118	14,912
Exploration and evaluation	4	889	4,498
Share based compensation	11(b)	476	(259)
Foreign exchange and other (gain)/loss	13	11	(21,748)
Risk management (gain)/loss	14(c)	(2,168)	2,929
Impairment expense	3	33,194	-
Other expenses		425	-
Finance costs	12	3,747	10,972

Earnings (loss) before taxes		(44,261)	2,533
Income taxes
Current		-	-
Deferred		-	(927)
		-	(927)

Net earnings (loss)		$(44,261)	$3,460

Net earnings (loss) attributable to:
Non-controlling interest	6	$(859)	$(303)
Majority shareholders		(43,402)	3,763
Net earnings (loss) and comprehensive earnings (loss)		$(44,261)	$3,460

Net earnings (loss) per share	10
Basic		$(1.68)	$2.63
Diluted		$(1.68)	$2.17

see accompanying notes to the consolidated interim financial statements

3

Compton Petroleum Corporation

Consolidated Interim Statements of Changes in Equity

Unaudited (000’s)

	note	Capital stock	Share purchase warrants	Other reserves	Retained earnings/ Deficit	Non- controlling interest	Total

Balance at January 1, 2011		$416,433	$13,800	$40,112	$(274,139)	$(9,008)	$187,198
Net earnings (loss)		-	-	-	3,763	(303)	3,460
MPP term financing	6	-	-	-	(2,401)	2,401	-
Share based payments		-	-	(442)	-	-	(442)
Balance at March 31, 2011		$416,433	$13,800	$39,670	$272,777	$11,106	$190,216

Balance at January 1, 2012		$308,131	$18,455	$58	$(5,888)	$1,079	$321,835
Net earnings		-	-	-	(43,402)	(859)	(44,261)
MPP term financing	6	-	-	-	(2,210)	2,210	-
Share based payments		-	-	189	-	-	189
Balance at March 31, 2012		$308,131	$18,455	$247	$(51,500)	$2,430	$277,763

see accompanying notes to the consolidated interim financial statements

4

Compton Petroleum Corporation

Consolidated Statements of Cash Flow

Unaudited (000’s)

three months ended March 31	note	2012	2011

Operating activities
Net earnings (loss)		$(44,261)	$3,460
Amortization and other		192	338
Depletion and depreciation	3	13,118	14,912
Unrealized foreign exchange and other (gains) losses		7	(5,406)
Deferred income taxes	16	-	(927)
Share based compensation	11(b)	189	(442)
Accretion of decommissioning liabilities	8	844	1,415
Decommissioning expenditures		(346)	(189)
Unrealized risk management (gain) loss	14(c)	(489)	6,333
Impairment	3	33,194	-
Exploration and evaluation	4	889	4,498
(Gain) loss on asset disposition	13	(6)	(16,366)
		3,331	7,626
Change in non-cash working capital	18	(6,016)	(15,727)

		(2,685)	(8,101)

Financing activities
Advances (repayment) of credit facility		12,394	(8,693)
MPP term financing repayment		(2,210)	(2,401)

		10,184	(11,094)

Investing activities
Development and production additions		(7,337)	(6,287)
Exploration and evaluation additions		(168)	(590)
Development and production dispositions		6	9,489
Exploration and evaluation dispositions		-	16,583

		(7,499)	19,195

Change in cash		-	-

Cash, beginning of year		-	-

Cash, end of year		$-	$-

see accompanying notes to the consolidated interim financial statements

COMPTON PETROLEUM CORPORATION	5

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”), incorporated under the laws of Alberta and domiciled in Canada. Compton is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The registered office of the Corporation is Suite 500 Bankers Court, 850 – 2 Street SW, Calgary, Alberta, Canada, T2P 0R8.

1. Basis of Presentation

The consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

a) Statement of compliance

The consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b) Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business and does not reflect adjustments that would otherwise be necessary if the going concern assumption was not valid. Management believes that the going concern assumption is appropriate for these financial statements; items discussed in Note 5 – “Credit Facility”, describe significant uncertainties about this assumption. If this assumption were not appropriate, adjustments to the carrying amounts of assets and liabilities, revenues and expenses and the statement of financial position classifications used may be necessary.

(c) Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets recorded on the date of the transaction. These consolidated interim financial statements have been prepared on a going concern basis.

These consolidated interim financial statements were authorized for issuance on May 10, 2012 by the Board of Directors.

(d) Functional and presentation currency

The functional and presentation currency of Compton, and all of its consolidated subsidiaries, is Canadian dollars.

2. Significant accounting policies

(a) Basis of consolidation

These consolidated interim financial statements include the accounts of the Corporation and its wholly owned subsidiaries Compton Petroleum Finance Corporation and WIN Energy (Montana), Inc.

COMPTON PETROLEUM CORPORATION	6

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) are included in these consolidated interim financial statements in accordance with Standing Interpretations Committee Standards 12 (“SIC-12”), Special Purpose Entities, as outlined in Note 6 - “MPP Term Financing and Non-Controlling Interest”.

Interests in jointly controlled assets are included in these consolidated interim financial statements using the proportionate consolidation method and included in the accounts is the Corporation’s proportionate share of revenues, expenses, assets and liabilities.

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

(b) Critical accounting estimates, judgments and key sources of measurement uncertainty

The timely preparation of consolidated interim financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Development and Production (“D&P”) assets are grouped into cash generating units (“CGU’s”) identified as having largely independent cash flows and are geographically integrated. The determination of these CGU’s was based on Management’s interpretation and judgment.

The calculation of decommissioning liabilities includes estimates of the ultimate settlement amounts, inflation factors, risk free rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

The amount of share based compensation expense recorded reflects the Corporation’s best estimate of inputs used in the Black-Scholes pricing model and whether or not performance will be achieved and obligations incurred.

The amount ascribed to share purchase warrants upon issue reflects the Corporation’s best estimate of fair value at the time of issue.

The estimated fair value of risk management contracts is subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

As tax interpretations, regulations and legislation in which the Corporation and its subsidiaries operate are subject to change, income taxes are subject to measurement uncertainty.

The estimated probability of provisions and contingencies recognized in these consolidated interim financial statements are based on Management’s interpretation and judgment.

COMPTON PETROLEUM CORPORATION	7

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

(c) Accounting policies

These interim consolidated financial statements have been prepared following the same accounting policies as those disclosed in the audited consolidated financial statements and accompanying notes for the year end December 31, 2011.

These consolidated interim financial statements and accompanying notes should be read in conjunction with the December 31, 2011 audited consolidated financial statements.

3. Development and Production

	note	Development and Production costs	MPP Facility	Corporate Assets	Total
Cost or deemed cost:
Balance at December 31, 2010		$1,462,228	$53,703	$13,987	$1,529,918
Additions		42,622	-	347	42,969
Transfer from E&E	4	3,693	-	-	3,693
Disposals		(15,239)	-	-	(15,239)
Decommissioning adjustment and other		(20,388)	-	-	(20,388)
Balance at December 31, 2011		$1,472,916	$53,703	$14,334	$1,540,953
Additions		7,362	-	58	7,420
Transfer from E&E	4	841	-	-	841
Disposals		(6)	-	-	(6)
Decommissioning adjustment and other		(6,457)	-	-	(6,457)
Balance at March 31, 2012		$1,474,656	$53,703	$14,392	$1,542,751

Accumulated depletion, depreciation and impairment losses:
Balance at December 31, 2010		$(773,269)	$(2,224)	$(3,043)	$(778,536)
Depletion and depreciation		(52,693)	(2,224)	(3,159)	(58,076)
Impairment loss, net of reversal		(129,117)	-	-	(129,117)
Disposals		2,506	-	-	2,506
Other		46	-	-	46
Balance at December 31, 2011		$(952,527)	$(4,448)	$(6,202)	$(963,177)
Depletion and depreciation		(11,742)	(556)	(820)	(13,118)
Impairment loss, net of reversal		(33,194)	-	-	(33,194)
Disposals		-	-	-	-
Balance at March 31, 2012		$(997,463)	$(5,004)	$(7,022)	$(1,009,489)

Net book value:
As at December 31, 2011		$520,389	$49,255	$8,132	$577,776
As at March 31, 2012		$477,193	$48,699	$7,370	$533,262

During the three months ended March 31, 2012, $0.9 million (2011 - $0.8 million) of compensation, insurance and other costs were capitalized.

At March 31, 2012, an impairment write down of $33.2 million was recorded based on the estimated recoverable amount of the D&P assets, representing the value in use, using 10% discounted cash flow of reserves by cash generating unit, as determined by external reserve evaluators and the then current forecast for oil and natural gas. The impairment, which is subject to reversal, is largely due to the historically low natural gas commodity price and resulting forecast.

COMPTON PETROLEUM CORPORATION	8

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The natural gas price forecast of the Corporation’s independent reserve evaluators has varied as follows:

	March 31, 2012	December 31, 2011
2012	$2.55	$3.49
2013	$3.67	$4.13
2014	$4.13	$4.59
2015	$4.59	$5.05
2016	$5.05	$5.51

4. Exploration and Evaluation

	note	March 31, 2012	December 31, 2011
Balance, beginning of period		$65,455	$68,550
Additions		168	7,524
Disposals		-	(2,311)
Impairment/land expiries		(889)	(20,975)
Transfers to D&P	3	(841)	(3,693)
Deemed cost election		-	16,360
Balance, end of period		$63,893	$65,455

No impairment write down was recorded on E&E assets based on the estimated recoverable amount of Compton’s undeveloped land.

5. Credit Facility

	March 31, 2012	December 31, 2011

Authorized credit facility	$140,000	$120,000

Prime rate loans	$10,000	$-
Bankers’ acceptance term loans	129,122	104,000
Bank indebtedness, prime rate	(13,109)	9,487
Discount to maturity	(814)	(879)

Advances under the credit facility	$125,199	$112,608

Effective February 9, 2012, the credit facility was revised to a total of $140.0 million including a working capital facility of $15.0 million and a syndicated facility of $125.0 million. The credit facility term ends February 8, 2013. Subsequent to the quarter end following the scheduled semi-annual review, the Corporation announced a reduction in the credit available under its credit facility from $140.0 million to $110.0 million, with any excess drawn over the available amount with an initial due date of May 7, 2012. The lenders have indicated they are supportive of the Corporation’s plans to explore recapitalization options having extended the due date to May 23, 2012 from the initial date of May 7, 2012. The due date may be further extended at the discretion of the lenders, based on the Corporation’s progress with its recapitalization. If the excess drawn on the credit facility of $30.0 million cannot be repaid by the due date Compton’s credit facility will mature. To finance any excess or maturity amount under the credit facility, the only source of additional funds presently available to the Company is the sale of assets, sale of equity capital or borrowings. The timing and amount of such sales or financing are uncertain. If the proceeds of such sales or financing are unavailable, the Corporation may be insolvent, a condition that creates significant uncertainty of the Corporation’s ability to continue as a going concern. Additional equity, debt and/or farm-out arrangements will be required to meet repayment of the excess drawn in the credit facility, and there are no guarantees that such additional capital funding will be available when needed.

COMPTON PETROLEUM CORPORATION	9

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

Inclusive in the drawn portion of the facility at March 31, 2012, letters of credit were outstanding in favour of service providers to Compton in the amount of $0.8 million (December 31, 2011 – $0.8 million).

Advances under the syndicated facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

(i)	Prime rate and US Base rate plus 2.25%, plus an additional 2.00% while the drawn amount of the facility exceeds the available credit; and

(ii)	Bankers’ Acceptances rate and LIBOR rate plus 3.25%, plus an additional 2.00% while the drawn amount of the facility exceeds the available credit.

The effective interest rate on the credit facility at March 31, 2012, was 5.73% (December 31, 2011 – 5.76%).

The credit facility is secured by a first fixed and floating charge debenture in the amount of $500.0 million covering all the Corporation’s assets and undertakings.

6. MPP Term Financing and Non-Controlling Interest

The equity in MPP is attributable to its third party owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	March 31, 2012	December 31, 2011

Non-controlling interest, beginning of period	$1,079	$(9,008)
MPP term financing(1)	2,210	14,251
Earnings attributable to non-controlling interest(2)	(859)	(4,164)

Non-controlling interest, end of period	$2,430	$1,079
(1)	Change in MPP term financing on the balance sheet, including current and long term portions.
(2)	Net earnings of MPP, after elimination entries

The MPP term financing in these consolidated financial statements is comprised of the following:

	March 31, 2012	December 31, 2011

Present value of the base processing fee	$12,947	$14,333
Purchase option	16,532	17,396
Unamortized transaction costs	(320)	(360)

MPP term financing	$29,159	$31,369
COMPTON PETROLEUM CORPORATION	10

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

Subsequent to quarter end, a payment of $0.5 million was made on the purchase option in respect of declining throughput volumes.

A further repayment of an estimated $4.3 million is expected to be made on the purchase option in respect of dedicated reserves which did not exceed the minimum reserve test threshold at December 31, 2011. The amount of any resulting prepayment would be due by June 30, 2012 and will be subject to third party verification.

The cumulative prepayment of the purchase option since the renewal of the MPP Agreements is $11.3 million, which has reduced the amount of the MPP term financing liability. Management has provided notification of its intent to exercise the purchase option at the end of the term, April 30, 2014.

7. Capital Structure

The Corporation’s capital structure is comprised of working capital, long-term debt, and equity. The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by altering debt levels or issuing equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to adjusted EBITDA and total net debt to capitalization. The former ratio is considered by Management to be more significant for monitoring purposes. Adjusted EBITDA is defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of decommissioning liabilities, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Compton targets a maximum total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	March 31, 2012	December 31, 2011

Working capital (surplus) deficiency(1)	$11,054	$17,070
Credit facility(2)	125,199	112,608
MPP term financing(3)	29,159	31,369
Total net debt	165,412	161,047
Total equity	277,763	321,835

Total capitalization	$443,175	$482,882

Total net debt to capitalization ratio	37.3%	33.4%
(1)	Adjusted working capital excludes risk management, current MPP term financing and the credit facility
(2)	Includes unamortized transaction costs of $814 (December 31, 2011 – $879)
(3)	Includes unamortized financing fees of $320 (December 31, 2011 – $360)

COMPTON PETROLEUM CORPORATION	11

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

Compton targets a maximum total net debt to adjusted EBITDA of 2.5 to 3.0 times. At March 31, 2012, total net debt to adjusted EBITDA was 2.3x (December 31, 2011 – 2.0x) calculated on a trailing 12 month basis as follows:

	March 31, 2012		December 31, 2011

Total net debt	$165,412		$161,047

Net earnings (loss)	$(24,437)		$21,443
Add (deduct)
Finance charges	27,279		34,504
Income taxes	11,042		10,115
Depletion and depreciation	56,028		58,076
Unrealized foreign exchange (gains) losses	5,404		(9)
Unrealized risk management (gains) losses	(2,388)		4,435
Loss (gain) on sale of assets	1,614		(14,747)
Gain on debt extinguishment	(55,175)		(55,175)
Other expenses	425		-
Exploration and evaluation	17,366		20,975
Impairment	35,028		1,580

Adjusted EBITDA	$72,186		$81,197

Total net debt to adjusted EBITDA	2.3	x	2.0	x

Declining natural gas prices over the past two years have affected the Corporation’s adjusted EBITDA.

As a result of the Recapitalization reducing the Senior Term Notes by $238.5 million, the Corporation was below the targeted net debt to capitalization ratio as well as the net debt to adjusted EBITDA target at December 31, 2011 and March 31, 2012. Previously, both metrics had increased outside of Management’s target ranges. Based on the trailing 12-month adjusted EBITDA, the Corporation is below its targets. Taking into account the current and expected level of natural gas prices, these ratios are expected to be adversely impacted. Thus, the Corporation is in the process of a recapitalization to strengthen its balance sheet sufficiently to establish a sustainable operating base and to create a platform that can take advantage of growth opportunities in the future.

8. Provisions

(a) Decommissioning liabilities

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the liabilities associated with the decommissioning of oil and natural gas assets:

	March 31, 2012	December 31, 2011

Decommissioning liabilities, beginning of period	$162,948	$184,424
Liabilities incurred	186	544
Liabilities settled and disposed	(884)	(4,916)
Accretion expense	844	4,818
Revision of estimate	(6,026)	(21,922)

Decommissioning liabilities, end of period	$157,068	$162,948
COMPTON PETROLEUM CORPORATION	12

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The total undiscounted amount of estimated cash flows required to settle the liabilities, net of salvage, at March 31, 2012 was $141.4 million (December 31, 2011 - $149.4 million). Salvage values included in determining the undiscounted cash flows were $109.8 million at March 31, 2012 (December 31, 2011 - $102.3 million). The decommissioning liability has been determined without inclusion of the salvage values, and discounted using a risk free rate ranging from 1.2% to 2.7% (December 31, 2011 – 1.0% to 2.5%) depending on the reserve life. Due to the Corporation’s long reserve life, the majority of these liabilities are not expected to be settled until well into the future. Settlements are expected to be funded from Corporation working capital at the time of decommissioning and removal.

9. Share Capital

(a) Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b) Issued, outstanding and fully paid

	Number of Shares	Amount

Common shares outstanding,
January 1, 2011	263,666	$416,433
Share consolidation(1)	(262,347)	-
Shares issued under Recapitalization plan, net(2)	25,040	197,062
Expired warrants reclassified to share capital(3)	-	13,800
Stated capital reduction(4)	-	(319,164)
Common shares outstanding,
December 31, 2011	26,359	$308,131

Common shares outstanding,
March 31, 2012	26,359	$308,131
(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. The share consolidation was affected prior to the issuance of common shares and cashless warrants under the Recapitalization
(2)	The Recapitalization included the issuance of common shares on the conversion of the senior term notes and a $50.0 million rights offering, net of share issuance costs of $13.4 million
(3)	On October 5, 2011, 690,000 warrants, adjusted for the share consolidation, issued in October 2009 expired without being exercised. The carrying value of these warrants was reclassified to share capital ($13.8 million)
(4)	On July 25, 2011, the shareholders of the Corporation approved a stated capital reduction to transfer balances within equity. Eliminating other reserves of $38.9 million and deficit of $358.1 million, the adjustments have been affected as of September 30, 2011 following the Recapitalization

(c) Cashless warrants

A total of 3,690,982 cashless warrants (expiring August 24, 2014) were issued to existing shareholders in conjunction with the Recapitalization. No warrants had been exercised at March 31, 2012.

COMPTON PETROLEUM CORPORATION	13

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

10. Per Share Amounts

The following table summarizes the common shares used in calculating net loss per common share:

three months ended March 31,	2012	2011

Weighted average common shares
outstanding – basic(1)	26,539	1,318
Effect of mandatory convertible notes	-	662

Weighted average common shares
outstanding - diluted(1) (2)	26,539	1,980
(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period weighted average shares were restated for comparative purposes
(2)	$0.7 million related to interest expense on the mandatory convertible notes for the year ended December 31, 2011, has been added to net earnings for the determination of dilutive earnings per share. The effect of mandatory convertible notes was anti-dilutive as at December 31, 2011

In calculating diluted loss per common share for the three months ended March 31, 2012, the Corporation excluded 516,700 options (2011 – 571,600) and 3,690,982 share purchase warrants (2011 – 3,690,982) as the exercise price was greater than the average price of its common shares in these periods.

11. Share Based Compensation Plans

(a) Stock option plan and employee long term incentive

The Corporation has a stock option plan for its employees, officers and directors. The exercise price of each option is the five day weighted average market price of the common shares on the date the option was granted.

In conjunction with the Recapitalization, the employees, officers and directors voluntarily surrendered their stock options in 2011.

The following tables summarize the information relating to stock options:

	2012		2011
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price(1)

Outstanding, beginning of period	572	$5.13	75	$501.14
Granted	5	$4.22	572	$5.13
Exercised	-	$-	-	$-
Expired	-	$-	(6)	$2,351.23
Forfeited	(60)	$5.16	(69)	$374.89

Outstanding, end of period	517	$5.11	572	$5.13

Exercisable, end of period	-	$-	-	$-
(1)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. Prior period options were restated for comparative purposes

COMPTON PETROLEUM CORPORATION	14

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The range of exercise prices of stock options outstanding and exercisable at March 31, 2012 is as follows:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options exercisable	Weighted average exercise price

$4.18 – $5.16	517	4.54	$5.11	-	$ -

The following assumptions were used to arrive at the estimated fair value at the date of the options grant:

Weighted average share price	$5.11
Weighted average exercise price	$5.11
Expected annual dividends	$ nil
Expected volatility	60.00%
Expected forfeiture rate	10.00%
Risk-free interest rate	1.35%
Expected life of stock options	4.5 years

(b) Share-based compensation expense

The following table presents amounts charged to share-based compensation expense:

three months ended March 31,	2012	2011

Stock option plan	$189	$(442)
Retention share plan	120	-
Share purchase plan	167	183

	$476	$(259)

12. Finance Charges

During the period, the following financing charges were expensed through net earnings:

three months ended March 31,	2012	2011

Interest on senior term notes	$-	$5,743
Interest on credit facility	1,221	2,137
Interest on capital lease obligations	12	27
Interest on MPP term financing	1,013	1,140
Other interest and finance charges	657	510
Accretion of decommissioning liabilities	844	1,415
	$3,747	$10,972

During the three months ended March 31, 2012, no borrowing costs were capitalized (2011 - $nil) in respect of capital projects currently in process.

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses.

COMPTON PETROLEUM CORPORATION	15

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

13. Foreign Exchange and Other (Gains) Losses

During the year, the following foreign exchange and other (gains) losses were charged through net earnings:

three months ended March 31,	2012	2011

Foreign exchange loss/(gain) on US$ debt	$-	$(5,406)
(Gain)/loss on disposition of assets	(6)	(16,368)
Other	17	26
Foreign exchange and other (gains) losses	$11	$(21,748)
(1)	On August 23, 2011 the USD Senior Term Notes were converted to equity and fully extinguished

14. Risk Management

At March 31, 2012, the Corporation’s financial assets and liabilities consist of trade and other accounts receivable, trade and other accounts payable, credit facility, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a) Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	March 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fair value through profit or loss
Risk management(1)	$4,351	$4,351	$3,498	$3,498
Loans and receivables
Accounts receivable	15,882	15,882	19,204	19,204

Financial liabilities
Fair value through profit or loss
Risk management(1)	$372	$372	$8	$8
Financial liabilities measured at amortized cost
Accounts payable	32,090	32,090	41,634	41,634
Credit facility(1)	125,199	126,013	112,608	113,487
MPP term financing(1)	29,159	29,479	31,369	31,729
(1)	Includes current and long term

Financial instruments of the Corporation carried on these consolidated balance sheets are carried at amortized cost with the exception of financial derivative instruments, which are carried at fair value. The Corporation’s financial derivative instruments have been assessed on the fair value hierarchy and classified as Level 2, as determined by quoted prices for similar instruments in active markets.

The carrying amount of trade and other accounts receivable, and trade and other accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest. The credit facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts. Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

COMPTON PETROLEUM CORPORATION	16

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The following table reconciles the changes in the fair value of financial instruments outstanding. Changes in fair value are the result of comparing external counterparty information, which is compared to observable market data.

	March 31, 2012	December 31, 2011
Balance, beginning of period	$3,490	$7,925
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	853	(4,543)
Electricity swaps	(364)	55
Foreign exchange forwards	-	53
Fair value, end of period	$3,979	$3,490

Total fair value consists of the following:
Fair value – current portion, net	$4,139	$3,494
Fair value – long-term portion, net	(160)	(4)
Total fair value, end of period	$3,979	$3,490

(b) Risk management assets and liabilities

(i) Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	March 31, 2012	December 31, 2011
Risk management asset
Current asset	$4,351	$3,498

Risk management liability
Current liability	(212)	(4)
Non-current liability	(160)	(4)

Net risk management asset (liability)	$3,979	$3,490

(ii) Net fair value of commodity positions

On March 31, 2012, the Corporation had the following commodity contracts in place, expressed in Canadian dollars unless otherwise noted:

COMPTON PETROLEUM CORPORATION	17

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)
Commodity	Term	Volume	Strike Price	Mark-to-Market Gain (Loss)
Natural Gas
US$ Swap	Jul./11 – Dec./12	10,000 MMBtu/d	US$4.65 / MMBtu	$7,049

Oil
US$ Call Option	Jan./12 – Dec./12	1,000 bbls/d	US$100.00 / bbl	(2,698)

Electricity
Swap	Jan./12 – Dec./13	72 MWh/d	$75.13 / MWh	(372)
Total unrealized commodity gain (loss)				$3,979

(c) Risk management gains and losses

Risk management gains and losses recognized in net earnings during the period relating to commodity prices and foreign currency transactions are summarized below:

	March 31, 2012	March 31, 2011

Unrealized change in fair value	$(489)	$6,333
Realized cash settlements	(1,679)	(3,404)

Total (gain) loss	$(2,168)	$2,929

The gains and losses realized during the year on the electricity contract are included in operating expenses.

15. Royalties

Three months ended March 31,	2012	2011

Crown	$4,909	$4,962
Freehold	1,217	2,091
Royalties included in revenues	6,126	7,053

Overriding royalty	1,687	1,855
Other royalties	357	512
Freehold mineral taxes	1,089	1,684
Royalty obligations	3,133	4,051

Total royalties	$9,259	$11,104
COMPTON PETROLEUM CORPORATION	18

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

16. Other Assets

	March 31, 2012	December 31, 2011

Prepaid expenses	$2,691	$2,897
Deposits	2,463	2,463
Other current assets	$5,154	$5,360

Inventory(1)	$1,526	$1,526
Pension asset	408	408
Other	81	81
Other long term assets	$2,015	$2,015
(1)	Presented net of allowance of $1.5 million (December 31, 2010 - $1.5 million, January 1, 2010 - $1.5 million) to adjust to realizable value

17. Commitments and Contingent Liabilities

(a) Commitments

The Corporation has committed to certain payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter

Credit facility(1)	$139,122	$-	$-	$-	$-	$-
MPP term financing(2)	11,998	9,592	14,925	-	-	-
Accounts payable	31,642	-	-	-	-	-
Finance leases	-	224	224	-	-	-
Office facilities	1,186	1,631	1,609	1,637	1,688	2,672

	$183,948	$11,447	$16,758	$1,637	$1,688	$2,672
(1)	Credit facility has been presented as current, pending the outcome of the borrowing base shortfall notice received April 7, 2012
(2)	Represents monthly fixed base fee payments. The 2012 amount includes purchase option prepayment of $4.8 million

Payments to MPP relate to payments made pursuant to a processing agreement between the Corporation and MPP which, together with associated management and option agreements, expire on April 30, 2014.

(b)	Legal proceedings

The Corporation is involved in various legal claims associated with normal operations. In Management’s opinion, it has accrued adequate amounts based on its assessment of probability for these claims, and although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

COMPTON PETROLEUM CORPORATION	19

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

18. Supplemental Disclosures

The following table provides a detailed breakdown of certain line items contained within cash flow from operating activities.

	2012	2011

Trade and other accounts receivable	$3,322	$6,936
Other current assets	206	(516)
Trade and other accounts payable	(9,544)	(22,147)

Change in non-cash working capital	$(6,016)	$(15,727)

The following table details the amount of cash payments relating to taxes and interest.

	2012	2011

Cash taxes paid	$-	$-
Cash interest paid	$1,409	$8,866

COMPTON PETROLEUM CORPORATION	20

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Corporation’s liquidity and its ability to generate funds to finance its operations.

Use of BOE Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United States Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

COMPTON PETROLEUM CORPORATION	21

Notes to the Consolidated Interim Financial Statements Unaudited (000's, except per share amounts)

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

COMPTON PETROLEUM CORPORATION	22

Corporate Information

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of the Corporation’s operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity. With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton ‘s emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover. Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders.

DIRECTORS

Adrian Loader, M.A.1

Chairman

Dr. Edward W. Bogle, Ph.D., ICD.D, P. Geol.

Director, President & CEO

Randall J. Findlay, P. Eng4

Director

George K. Hickox, Jr., MBA, P. Eng.3

Director

Michael J. Leffell, J.D.

Director

Glen Roane, MBA, ICD.D2

Director

1	Chairman, Board of Directors
2	Chairman, Audit, Finance & Risk Committee
3	Chairman, Corporate Governance, Human Resources & Compensation Committee
4	Chairman, Reserves & Environmental, Health and Safety Committee

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: CMT

FOR FURTHER INFORMATION:

Susan J. Soprovich, CMA

Director, Investor Relations

Phone: (403) 668-6732

Email: irelations@comptonpetroleum.com

LEGAL COUNSEL

Strikeman Elliott LLP

Fraiser Milner Casgrain LLP

EXECUTIVE

Dr. Edward W. Bogle, Ph.D., ICD.D, P. Geol.

President & CEO

C.W. Leigh Cassidy, CA

VP, Finance & CFO

INDEPENDENT RESERVE ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, AB

AUDITORS

Grant Thornton LLP

Calgary, AB

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

600, 530 – 8 Avenue S.W.

Calgary, AB T2P 3S8

BANKING SYNDICATE

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Canadian Western Bank

Royal Bank of Scotland

Toronto-Dominion Bank

Société Générale

COMPTON PETROLEUM CORPORATION

23

Suite 500, 850 – 2nd Street SW

Calgary, Alberta, T2P 0R8

Phone: (403) 237-9400

Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com